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John Hancock Life Insurance Company

Law Sector                          [LOGO OF JOHN HANCOCK(R) FINANCIAL SERVICES]

John Hancock Place
P.O. Box 111
Boston, Massachusetts 02117-0111
(617) 572-8050

James C. Hoodlet
Vice President & Counsel

                                  April 5, 2006

By FAX (202) 551-6751 and US Mail

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     RE: John Hancock Life Insurance Company (U.S.A.) Separate Account A File No. 333-85284 Template Registration

Dear Alison:

     The enclosed prospectus contains revisions responsive to SEC staff comments. In addition, we have made other changes that are directed either to reflecting final adjustments to the product specifications, or, in some cases, a cleaning up of prospectus language or formatting identified in the course of our post-effective update reviews.

     As I have mentioned to you previously, the system that we use to produce our prospectuses (RR Donnelley's "PB Web") does not itself have a compare functionality, a shortcoming that we're working with the company to address. Donnelley is able to produce compare documents for us by converting the file from its native PB Web format, but the resulting formatting changes produce documents that are somewhat difficult to read. Nevertheless, the comparison does point out the changes made from the version of the prospectus that we initially filed, and therefore we are providing you with a copy of such a compare document. If you have difficulty reading this document, please let me know. Hopefully you will find it useful.

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     The following are our responses to your comments in the order in which they were made in our telephone conversation of March 13, 2006:

     1.   General

          We are planning to request the staff for an effective date of May 1, 2006 for this registration. We will be updating the financial statements and other information to December 31, 2005.

     2.   Guide to this Prospectus

          The staff's comment requests us to clarify that "the prospectuses for the underlying portfolios" include the prospectuses of the American Fund Portfolios and the corresponding master funds of the American Fund Insurance Series." If it acceptable to the staff, we would prefer to make the suggested point more generally, in order that we might not have to amend this provision in the future as we include master-feeder funds among the portfolios. The language that we are proposing to insert reads as follows:

          In the case of any portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided.

     3.   Summary of Benefits and Risks - Policy Loans

          In response to the staff's comment, we are proposing replacing the last sentence under "Policy Loans" with the following:

          Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

     4.   Summary of Benefits and Risks - Tax Risks

          As requested, we have highlighted with italics the statement "There is a tax risk associated with policy loans."

     5.   Transaction Fee Table

          The staff's comments requested that we clarify in the prospectus that the maximum withdrawal fee is the lesser of 2% of the withdrawal amount or $25. Please note that for this product, the maximum withdrawal fee is structured simply as a fixed dollar amount, without any reference to a percentage of the withdrawal amount.

     6.   The Policy Value

          In response to the staff's comment, we are proposing to amend the second sentence of the third paragraph under "Transfers of existing policy value" to read as follows:

          For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer.

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     7.   Overloan Protection Benefit Rider

          The staff's comments requested that we explain why a transfer of the policy value to the fixed account from the investment accounts is appropriate when the overloan protection benefit is invoked, and provide authority for our position. We have also been requested to clarify when and how the rider is invoked.

          The essential purpose of this rider is to allow the policy owner to prevent a policy lapse, which could cause a significant taxable event. This is accomplished by permitting the policy owner to essentially place the policy in a reduced "paid-up" status. At this stage, no more premiums are allowed to be taken into the policy, and no further monthly charges are taken out. Without being able to collect additional charges, the policy needs to be adjusted to remove the risk to the company of an increase in the residual death benefit should the policy experience poor investment performance. This rider is invoked upon the policy owner's written request, and can be invoked on any date after the policy has been in force for at least 15 years, if the policy debt exceeds the death benefit.

     8.   Other Charges We Could Impose in the Future

          We understand the staff's comment to be whether the reservation of rights to impose other charges under this provision could cause charges and fees to increase beyond the maximum charges indicated on the Fee Tables. While we do not expect that it will be necessary for us to invoke the reservation of rights under this section to raise the charges or fees beyond the maximum charges indicated on the Fee Tables, the intent of this provision is that we would be able to do so. Please let me know if the staff would like to see changes to this disclosure.

     9.   Tax Considerations

          As requested, we are amending this section to (i) indicate that the death benefit may be subject to estate taxes, and (ii) set out the discussion of the tax treatment of policy loans under a separate heading.

     10.  Back Cover Page

          (a) We have changed the address of the SEC's Public Reference Branch as requested.

          (b) The staff's comments requested that we disclose the 1933 Act file number for this policy on the back cover page of the prospectus. This disclosure has been added.

Request for Acceleration

     We hereby request an order to accelerate the effectiveness of the above-referenced amendment to May 1, 2006. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

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     The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

  . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                                     Sincerely,


                                                     /s/ James C. Hoodlet
                                                     James C. Hoodlet

Enclosure